UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 333-226308

Zeta Network Group

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Securities Purchase Agreement

On July 29, 2026, Zeta Network Group (the “Company”) entered into a securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”) pursuant to which the Company agrees to issue and sell to each Purchaser in a private placement offering (the “Offering”), the Purchasers agree to purchase an aggregate of US$10,000,002.1 of the Company’s units (the “Units”), each Unit consisting of one Class A ordinary share, par value of US$0.02 per share (the “Share”), and one warrant (the “Warrant”), each Warrant entitling the Purchaser of a Unit to purchase one Share, at an offering price of US$2.93 per Unit.

The Warrants will be immediately exercisable from the date of issuance and will expire at 5:00 p.m. (New York City time) on the fifth anniversary of the date of issuance, at an exercise price of US$4.40 per Class A ordinary share.

The gross proceeds of the Offering are payable by approximately 156.6533 Solv-BTC, a 1:1 wrapped Bitcoin-backed token issued by Solv Protocol, an on-chain Bitcoin reserve providing institutional mechanisms for the productive use of Bitcoin holdings, based on an applicable exchange rate of US$63,835.08 per Solv-BTC.

The SPA contains customary representations, warranties, and covenants by the Company and the Purchasers. The closing of the transaction is subject to the satisfaction of customary closing conditions.

The foregoing descriptions of the Warrant and the SPA do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of the Warrant and the SPA, which are attached as Exhibits 4.1 and 10.1, respectively, to this Report on Form 6-K and are hereby incorporated by reference.

EXHIBITS

Exhibit No.	Description
4.1	Form of Class A Ordinary Shares Purchase Warrant.
10.1	Form of Securities Purchase Agreement, dated as of July 29, 2026, by and among Zeta Network Group and each Purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorised.

Zeta Network Group

By:	/s/ Xiao Wen “Samantha” Huang
Name:	Xiao Wen “Samantha” Huang
Title:	Chief Executive Officer and Director

Date: July 30, 2026

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